                               EXHIBIT 99.(a)(12)
                         FORM OF LT TODAY ANNOUNCEMENT

LUCENT ANNOUNCES OFFER TO EXCHANGE STOCK OPTIONS

     Lucent's Board of Directors has approved an offer that will enable eligible employees to exchange certain outstanding stock option grants with a strike price well above today's market price for the opportunity to receive an option for a smaller number of shares at a market-based grant price expected to be established in November.

     Under this voluntary Stock Option Exchange Offer, employees who hold eligible options will be able to exchange certain options that have a grant price of $12.14 per share or more -- vested and unvested -- for a smaller number of unvested options (see exchange ratios below) at a grant price equal to the fair market value of Lucent common stock on or about Nov. 25, 2002.*

     "With the decline in our stock price, many employees hold options that may not provide value within a reasonable period of time," said Pat Russo, president and chief executive officer. "We have initiated this option exchange program to provide the opportunity for employees to be rewarded as the business improves. This offer is independent of our regular grant program that will take place in December. This is another opportunity to allow employees, who decide that it is in their best interest to take advantage of the exchange, to receive options that have a better chance to realize value."

SOME PERSPECTIVES FROM PAT RUSSO

          I want to provide my perspective on why the company has chosen to make this offer at this time, and answer some of the questions that are likely to be on people's minds.

          Stock options have been a part of our overall compensation philosophy since the Global Founders Grant was made in 1996. I firmly believe in the concept of employees as owners. Granting stock options to employees gives people a personal stake in the company's success. Combined with fair base pay, competitive benefits and a performance-based annual incentive opportunity, stock options can help to attract, retain and motivate people over the longer term.

          In the early years of Lucent Technologies, we tried to create a compensation calendar in which we addressed compensation issues, including the granting of options, at or near the beginning of each fiscal year (that is, in the November to December timeframe). The events of the past two years took us off that track. As the market declined and Lucent's stock price dropped, we recognized that many of our previous option grants had lost their ability to motivate employees. To address this situation, we made new, off-cycle grants as we tried to link the work and pay of employees to the company's success. Between August of 2000 and October of 2001, the company granted a large number of options to tens of thousands of people across the business. The vast majority of those options are at grant prices that now serve little motivational purpose.

          After the completion of this Stock Option Exchange Offer, we intend to maintain an annual option grant cycle that stays on plan and on calendar, beginning this December.

---------------

* Fair market value is the average of the high and low sales prices of a share of Lucent common stock on the New York Stock Exchange on the date of the grant. In Italy, the grant price will equal the greater of fair market value or normal value, as prescribed by local law. Due to local laws, this offer cannot be extended to eligible Belgium employees until approval is obtained from appropriate regulatory authorities.

  Why Not Just Grant New Options?

          A logical question that may be on people's minds is this: "why not just grant additional new options now at a historically low stock price?" In short, we have a limited pool of options that we may grant under our plans, so we cannot continue our recent practice of making additional grants. We will be asking our shareowners next year to approve a new option plan with additional shares that will be needed to cover annual grants over several future years.

          This offer balances the benefits to employees with the interests of shareowners by reducing the potential dilution that would result if we were simply to make an additional grant of stock options without reducing the number of shares subject to outstanding options. By exchanging old options for new, this offer has the potential to reduce the number of shares underlying our option grants and strengthen their motivational value.

          People may also ask: "why not just re-price the existing options?" If we were to merely re-price outstanding options, we could be required to take a charge in our financial statements, which could reduce our earnings substantially for as long as the re-priced options are outstanding. This would create a risk of greater earnings volatility in the future. The same issue would be created if we fail to wait at least six months and a day before granting new options.

          For these reasons, we chose the exchange offer as the most effective way to provide the incentive value of market-priced options at the same time as we reduce the number of shares subject to outstanding options. -- Pat Russo

HOW THE EXCHANGE WORKS

     Participation in the offer is voluntary. Eligible employees may choose to exchange all or a portion of their eligible outstanding vested and unvested common stock options having a grant price of $12.14 per share or more, other than certain excluded options. However, employees who choose to exchange an option must exchange all outstanding shares covered by that option grant.

     In addition, employees who decide to participate in this offer also must exchange all options granted after Oct. 21, 2001, regardless of grant price. These options must be included in the exchange because under current accounting rules, options granted within six months prior to the offer date that are not exchanged could require Lucent to take a compensation charge that would reduce our earnings.

     In exchange, Lucent will provide employees a "Promise to Grant New Stock Option" for a smaller number of shares according to the following exchange ratios which were determined by using a standard option valuation model. Lucent expects to grant the new option on or about Nov. 25, 2002.

     Subject to the terms of the offer, employees will receive ONE share in the new grant for every:

     - 6 shares exchanged with a grant price of $50 or above;

     - 4 shares exchanged with a grant price of $40 to $49.9999;

     - 2 shares exchanged with a grant price of $25 to $39.9999;

     - 1.25 shares exchanged with a grant price of $12.14 to $24.9999.

     If employees participate in this offer, all options granted after Oct. 21, 2001, regardless of grant price, will be exchanged at a ratio of 1 to 1. Once the total number of shares has been determined in the new grant, any fractional share remaining will be rounded up to a whole share.

     The offer period -- the time in which eligible employees in most countries have to exchange their options -- begins on April 22, 2002 and is expected to expire on May 22, 2002, at 11:59 p.m. Eastern Time.

     Eligible employees can access the full text of the Offer to Exchange and additional information, including eligibility, vesting schedule, deadline for submitting election choices, and instructions for participating, online at [web site link]. (Please note that the document detailing the offer is lengthy. The Lucent Exchange Offer Web Site also makes it easy to find key information about the offer and how to participate.)

     Employees who do not have access to a company-supplied computer or do not have a valid lucent.com e-mail address will receive a paper copy of the offer materials. U.S. employees will receive their copies at their home addresses. Employees outside the United States will receive copies at their workplace or home address of record.

     "I urge all eligible employees to read the Offer to Exchange carefully and completely before making their decision," said Russo. "The document contains extensive information about the offer and the risks to employees, should they decide to participate. The decision to participate is yours and Lucent's management is not authorized to interpret the offer or advise you."

     Lucent also encourages employees to consult their individual tax, legal and investment advisors (at their own expense) before making a decision about the offer.

HOW TO PARTICIPATE

     To participate, employees must complete and submit an Exchange Offer Election and Withdrawal Form by 11:59 p.m. Eastern Time on May 22, 2002 (with the exception of employees in Belgium). Employees also can change their election or withdraw completely from the offer any time during the offer period as long as the form is properly submitted and received by 11:59 p.m. Eastern Time on May 22, 2002.

     Within several days, eligible employees in the United States with a valid lucent.com e-mail address and access to a company-supplied computer will receive a link to the Lucent Exchange Offer Transaction Web Site. Accessing this site will enable employees to review a summary of their outstanding stock options, see how the exchange ratios affect their shares, and submit their election form online.

     Eligible U.S. employees who do not have access to a company-supplied computer, are covered by a collective bargaining agreement, or are on a company-approved leave of absence or short-term disability, will receive a personalized summary of their options, exchange ratios, election forms and other information at their home address of record. These employees may submit their elections by completing the form and faxing it to the number indicated on the form. Or, if they have a valid lucent.com e-mail address, they also may submit their election electronically through the Lucent Exchange Offer Transaction Web Site. Eligible employees outside the United States will receive a personalized summary of their options, exchange ratios, election forms and other information at their workplace or home address of record, and must submit their elections by completing the form and faxing it to the number indicated on the form.

ONLY EMPLOYEES WHO HOLD OPTIONS ELIGIBLE FOR EXCHANGE WILL RECEIVE A LINK TO THE OFFER TRANSACTION WEB SITE OR PRINTED MATERIALS.

     If you believe that you hold eligible options but do not receive a link or printed materials, contact the Exchange Offer Support Center at [web site link] or by phone at 877-843-9488 (in the United States) or +1 847-883-0830 (outside the United States).

ELIGIBILITY

     Most individuals holding eligible options who are currently employed by Lucent or one of its participating subsidiaries as identified in the Offer to Exchange are eligible to participate. Members of Lucent's Board of Directors and Lucent's Executive Committee, and employees of Agere Systems, Avaya, Lucent's former optical fiber business and other divested businesses are not eligible to participate in this offer. Full eligibility requirements are found in Section 4 of the Offer to Exchange.

[Editor's Note: This article is NOT a summary of the offer and is NOT the Offer to Exchange. Lucent urges you to carefully read the full text of the Offer to Exchange and related documents before you decide to participate in the offer. In all instances, the Offer to Exchange will control and govern the eligibility and administration of the offer.]